April 6, 2021	Mark Y. Liu Akerman LLP 601 West Fifth Street Suite 300 Los Angeles, CA 90071 D: 213 533 5933 T: 213 688 9500 F: 213 627 6342 DirF: 213 599 2662 mark.liu@akerman.com

VIA EDGAR AND HAND DELIVERY

Asia Timmons-Pierce

Senior Counsel

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Karat Packaging Inc. Amendment No. 1 to the Draft Registration Statement on Form S-1 Filed March 30, 2021 File No. 333-253270

Dear Ms. Timmons-Pierce:

On behalf of Karat Packaging Inc. (the "Company"), we hereby respond to the comment letter received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated April 2, 2021, regarding Amendment No. 1 to the Company's Draft Registration Statement on Form S-1 submitted on March 30, 2021. Please note that we are simultaneously submitting Amendment No. 2 to the Draft Registration Statement on Form S-1 on (“Amendment No. 2”), which incorporates revisions to address the Staff’s comments and to update other disclosures.

Please note for your convenience, we have recited the Staff's comments in boldface type and provided the Company's response to the comment immediately thereafter. The page references in our responses are to the pages in the marked version of Amendment No. 2.

Summary Selected Consolidated Financial and Operating Data, page 14

1.	We note that footnote (1) to the pro forma earnings per share data caption refers to your planned calculation of amounts for the year ended December 31, 2019. Please note that pro forma data should only be provided for the most recent year - i.e., the year ended December 31, 2020, - and any subsequent interim period, if applicable. Revise your presentation, including footnote (1) to comply. This comment also applies to the Selected Consolidated Financial and Operating Data at page 40.

akerman.com

Asia Timmons-Pierce

Senior Counsel

Office of Manufacturing and Construction

April 6, 2021

In response to the Staff's comment, we have revised our presentation of pro forma earnings per share data, including footnote (1), of the Summary Selected Consolidated Financial and Operating Data table as well as the Selected Consolidated Financial and Operating Data table on pages 15 and 40 of Amendment No. 2 respectively to remove December 31, 2019 data from our calculations.

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If you have any questions, please call me at 213-533-5933.

Sincerely,

AKERMAN LLP

/s/ Mark Y. Liu
For the Firm

cc:	Beverly A. Singleton, Staff Accountant
United States Securities and Exchange Commission

Martin James, Senior Advisor
United States Securities and Exchange Commission

Alan Yu, Chairman, President and Chief Executive Officer
Karat Packaging Inc.

Christina C. Russo, Esq.
Akerman LLP

Stephen E. Older, Esq. and Rakesh Gopalan, Esq.
McGuireWoods LLP